Exhibit 99.1

CNH Industrial commences a first tranche of its $300 million share buyback program

London, September 19, 2022

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that it is launching a first tranche of $50 million share buyback (the “Tranche”) in the framework of its $300 million share buyback program previously announced on July 29, 2022 (the “Program”). Subject to market and general business conditions, the Program is intended to last until the earlier of the completion of the purchases up to $300 million or October 12, 2023. Funded by the Company’s liquidity, the Program is intended to optimize the capital structure of the Company and allow the Company to meet the obligations arising from the existing equity incentive plans.

The Program follows the €100 million share buyback program, which was completed on September 14, 2022.

CNH Industrial has entered into a non-discretionary arrangement with a financial intermediary to conduct this first Tranche of the Program. Under this agreement purchases may continue during any closed periods of the Company in accordance with the applicable regulations. The purchases will be executed on Euronext Milan and on multilateral trading facilities (MTFs) in compliance with the Market Abuse Regulation and the terms and conditions of the existing authority granted by the general meeting of shareholders on 13 April 2022.

The actual timing, number and value of common shares repurchased on the Euronext Milan will depend on a number of factors, including terms and conditions of the agreement with the financial intermediary and market and general business conditions.

CNH Industrial will provide weekly updates on the progress of the Program via a press release and its website bit.ly/CNHI_Buyback.

As of September 16, 2022, the Company currently holds 16,214,663 common shares in Treasury.

CNH Industrial (NYSE: CNHI / MI: CNHI) is a world-class equipment and services company. Driven by its purpose of Breaking New Ground, which centers on Innovation, Sustainability and Productivity, the Company provides the strategic direction, R&D capabilities, and investments that enable the success of its global and regional Brands. Globally, Case IH and New Holland Agriculture supply 360° agriculture applications from machines to implements and the digital technologies that enhance them; and CASE and New Holland Construction Equipment deliver a full lineup of construction products that make the industry more productive. The Company’s regionally focused Brands include: STEYR, for agricultural tractors; Raven, a leader in digital agriculture, precision technology and the development of autonomous systems; Flexi-Coil, specializing in tillage and seeding systems; Miller, manufacturing application equipment; Kongskilde, providing tillage, seeding and hay & forage implements; and Eurocomach, producing a wide range of mini and midi excavators for the construction sector, including electric solutions. Across a history spanning over two centuries, CNH Industrial has always been a pioneer in its sectors and continues to passionately innovate and drive customer efficiency and success. As a truly global company, CNH Industrial’s 37,000+ employees form part of a diverse and inclusive workplace, focused on empowering customers to grow, and build, a better world.

For more information and the latest financial and sustainability reports visit: cnhindustrial.com

For news from CNH Industrial and its Brands visit: media.cnhindustrial.com

Contacts:

Media Relations

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com